One International Place, 40th Floor
100 Oliver Street
Boston, MA 02110-2605
+1 617 728 7100 Main
+1 617 426 6567 Fax
www.dechert.com

KIRSTEN S. LINDER

kirsten.linder@dechert.com
+1 617 728 7109 Direct
+1 617 275 8396 Fax

April 18, 2016

Alison White, Esq.

Division of Investment Management

Securities and Exchange Commission

Washington, D.C. 20549

Re:                             Tekla Healthcare Investors, File No. 811-04889

Tekla Life Sciences Investors, File No. 811-06565

Tekla Healthcare Opportunities Fund, File No. 811-22955

Tekla World Healthcare Fund, File No. 811-23037

Dear Ms. White:

We are writing in response to comments provided to me and Stephen Ferrara on April 12, 2016 with respect to a preliminary proxy statement (the “Proxy”) filed with the Securities and Exchange Commission (“SEC”) on April 4, 2016 on behalf of Tekla Healthcare Investors (“HQH”), Tekla Life Sciences Investors (“HQL”), Tekla Healthcare Opportunities Fund (“THQ”) and Tekla World Healthcare Fund (“THW”) (collectively, the “Registrants”). The Registrants have considered your comments and has authorized us to make the responses and changes discussed below to the Proxy on their behalf.

On behalf of the Registrants, set forth below are the SEC staff’s comments along with our responses to, or any supplemental explanations of, such comments, as requested.

Comment 1.                            Please provide the Tandy representations.

Response 1.                               The Registrants acknowledge that (i) the Registrants are responsible for the adequacy and accuracy of the disclosure in their filings and (ii) comments of the staff of the U.S. Securities and Exchange Commission (“SEC”) or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Registrants may not assert SEC staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Comment 2.                            For future filings, please file a cover letter including the contact information for the Registrants.

Response 2.                               We confirm that we will include a cover letter for future filings.

Comment 3.                            On page 10, following the Trustee beneficial ownership table, it states that: “Last year, six Trustees then in office attended the 2015 annual meeting of shareholders of HQH, HQL and THQ.”  Please address why this disclosure does not include attendance information with respect to THW.

Response 3.                               The Proxy has been revised to reflect that THW launched in 2015 and, therefore, did not hold an annual meeting of shareholders in 2015.

Comment 4.                            On page 14, in “Attendance,” please include information regarding the Trustees’ attendance at meetings of the Board of THQ.

Response 4.                               The Proxy has been revised accordingly.

Comment 5.                            On page 14, please clarify what is meant by “but not including expenses.”

Response 5.                               The Proxy has been revised to explain that the numbers in the table do not include the “reimbursed expenses” of the Trustees that are described above.

Comment 6.                            On page 14, please clarify why Laura Woodward was not included in the compensation table.

Response 6.                               The Registrants confirm that no Officer is required to be disclosed in the compensation table pursuant to Item 22(b)(13) of Schedule 14A as no officer of a Registrant received compensation from a Registrant in excess of $60,000 during the most recently completed fiscal year.

Comment 7.                            On pages 15 and 28, please clarify the practical meaning of a plurality with respect to the election of Trustees.

Response 7.                               The Proxy has been revised to explain that plurality voting means the nominee for each seat receiving the greatest number of votes will be elected.

Comment 8.                            Please clarify whether the investment strategy for HQH or HQL will change as a result of the change in HQH and HQL’s investment restriction, if adopted.

Response 8.                               The Proxy has been revised to state that the restriction change is not expected to change HQH or HQL’s investment restriction, if adopted.

Comment 9.                            With respect to the diversification proposals for HQH and HQL, the Proxy states that the time of purchase aspect of the diversification limits would even prevent HQH or HQL from reestablishing a position in excess of a limit that it previously held but more recently reduced.  Please clarify this language and consider including an example.

Response 9.                               An example has been provided to clarify this concept.

Comment 10.                     Please confirm that, if approved, each of HQH and HQL will include disclosure in offering documents explaining the relevant limits under the Investment Company Act of 1940 and the rules and regulations thereunder.

Response 10.                        We hereby confirm that, if approved, each of HQH and HQL will include disclosure in offering documents explaining the relevant limits under the Investment Company Act of 1940 and the rules and regulations thereunder.

Comment 11.                     Please include the name of each Registrant’s principal underwriter.

Response 11.                        The Registrants are closed-end funds that are not currently engaged in any offering of securities.  As such, there is currently no principal underwriter for the Registrants.

*                                         *                                         *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at 617-728-7109 or Stephen Ferrara at 617-727-7147.  Thank you.

Sincerely,

/s/Kirsten S. Linder
Kirsten S. Linder